19
3/3

AB 3/27/06

06006710

OMB Approval
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response.......12.00

UNITE[D STATES]
SECURITIES AND EX[CHANGE COMMISSION]
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2006
WASH, D.C.
199

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-48355

FACING PAGE
Information Required of Brokers and ealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 AND ENDING 12/31/2005

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

CORPORTE INVESTMENTS GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

1131 West Argyle Street
(No. and Street)

CHICAGO Illinois 60640
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andy Lam (773) 728-9037
(Name) (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiMaggio, Veraja & Company, LLC
(Name - if individual state last, first, middle names)

567 James Court Glendale Heights IL 60139
(Street) (City) (State) (Zip Code)

CHECK ONE
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
JUN 14 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Yoe Ying Lam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Corporate Investments Group, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company, nor any member, partner, proprietor, principal, officer nor director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

[signature] Signature

Controller Title

2/28/2006 Date

Subscribed and sworn to before me this

28th day of Feb, 2006

[signature]
Notary Public

OFFICIAL SEAL
ANGELA IP
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5-13-2007

This report contains (check all applicable boxes)**

[x]	(a)	Facing Page
[x]	(b)	Statement of Financial Condition
[x]	(c)	Statement of Income (Loss)
[x]	(d)	Statement of Cash Flows
[x]	(e)	Statement of Changes on Stockholder's Equity or Partners' or Sole Proprietor's Capital
[x]	(f)	Statement of Changes in Liabilities Subordinated to claims of General Creditors
[x]	(g)	Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1
[x]	(h)	Computation for determination of Reserve Requirements Pursuant to Rule 15c3-3
[x]	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
[x]	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x]	(l)	An Oath or Affirmation
[ ]	(m)	A copy of the SIPC Supplemental Report
[ ]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
[x]	(o)	Independent Auditors' Report on Internal Accounting Control
[ ]	(p)	Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv)

OATH OR AFFIRMATION

I, Yuk Ying Lam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Corporate Investments Group, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company, nor any member, partner, proprietor, principal, officer nor director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

[signature] Signature

Controller Title

2/28/2006 Date

Subscribed and sworn to before me this

28th day of Feb, 2006

[signature] Notary Public

OFFICIAL SEAL
ANGELA IP
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5-13-2007

This report** contains (check all applicable boxes)

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes on Stockholder's Equity or Partners' or Sole Proprietor's Capital
- [x] (f) Statement of Changes in Liabilities Subordinated to claims of General Creditors
- [x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1
- [x] (h) Computation for determination of Reserve Requirements Pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [x] (o) Independent Auditors' Report on Internal Accounting Control
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv)

CORPORATE INVESTMENTS GROUP, INC.
ANNUAL AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2005

DIMAGGIO, VERAJA & COMPANY, LLC
Certified Public Accountants & Business Consultants

TABLE OF CONTENTS

DIMAGGIO, VERAJA & COMPANY, LLC
Certified Public Accountants & Business Consultants
567 James Court, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 942-8269

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Corporate Investments Group, Inc.
1131 Argyle St.
Chicago, IL 60640

We have audited the accompanying statement of financial condition of Corporate Investments Group, Inc. as of December 31, 2005 and the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Corporate Investments Group, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 through 17 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiMaggio, Veraja, & Company LLC

Glendale Heights, Illinois
February 27, 2006

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (if individual, state last, first, middle name)

DIMAGGIO, VERAJA & COMPANY, LLC 70

ADDRESS

567 James Court	71	Glendale Heights	72	IL	73	60139	74
Number and Street		City		State		Zip Code	

CHECK ONE

[X] Certified Public Accountant 75

[ ] Public Accountant 76

[ ] Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE...FOR SEC USE ONLY

WORK LOCATION	REPORT DATE	DOC. SEQ. NO.	CARD			
50	51	52	53			

SEC 1696 2 of 16

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	CORPORTE INVESTMENTS GROUP, INC.	N	3			100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY)	12/31/05	99
SEC FILE NO.	**8-48355**	98
Consolidated		198
Unconsolidated	X	199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 130,471	200			$ 130,471	750
2. Receivables from brokers or dealers:						
A. Clearance account	45,340	295				
B. Other	20,252	300		550	65,592	810
3. Receivables from non-customers		355	51,953	600	51,953	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
Debt securities		419				
Options	-	420				
Other securities	-	424				
Spot commodities		430			-	850
5. Securities and/or other investments						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes market value of collateral:		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned , at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	14,945	680	14,945	920
11. Other assets		535	6,715	735	6,715	930
12. TOTAL ASSETS	196,063	540	73,613	740	269,676	940

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **CORPORATE INVESTMENTS GROUP, INC.** as of 38,717

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305	-	1540
15. Payable to non-customers		1155		1355	-	1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	13,430	1205		1385	13,430	1685
18. Notes and mortgages payable:						
A. Unsecured	-	1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1(d)) of [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. -Includes equity subordination (15c3-a(d)) of .... [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 13,430	1230	$ -	1450	$ 13,430	1760

Ownership Equity

			Total	
21. Sole proprietorship			$	1770
22. Partnership (limited partners	$	1020)	-	1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			1	1792
C. Additional paid-in capital			37,304	1793
D. Retained earnings			218,941	1794
E. Total			256,246	1795
F. Less capital stock in treasury				1796
24. TOTAL OWNERSHIP EQUITY			256,246	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 269,676	1810

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **CORPORATE INVESTMENTS GROUP, INC.**

For the period (MMDDYY)	01/01/05	3932 to	12/31/05	3933
Number of months included in this statement			12	3931

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transations in exchange listed equity securities executed on an e:	$	291,399	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions		291,399	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange		-	3945
b. From all other trading		-	3949
c. Total gain (loss)		-	3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of Investment company shares			3970
6. Commodities revenue		-	3990
7. Fees for account supervision, investment company shares			3975
8. Other revenue		27,065	3995
9. Total revenue	$	318,464	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder offi		$	112,302	4120
11. Other employee compensation and benefits			39,616	4115
12. Commissions paid to other broker-dealers			84,647	4140
13. Interest expense			-	4075
a. Includes interest on accounts subject to subordinat	4070			
14. Regulatory fees and expenses			9,389	4195
15. Other expenses			74,956	4100
16. Total expenses		$	320,909	4200

NET INCOME

17. Net income (loss) before Federal Income taxes and items below (item 9 less item 16)		$	(2,445)	4210
18. Provision for Federal Income taxes (for parent only)				4220
19. Equity in earnings (losses) of uncomsolidated subsidiaries not included above				4222
a. After Federal income taxes of	4238			
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of	4239			
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items		$	(2,445)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordi	$	1,507	4211

The accompanying notes are an integral part
of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **CORPORATE INVESTMENTS GROUP, INC.**

For the period (MMDDYY) 01/01/05 to 12/31/05

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION))

1. Balance, beginning of period			$	258,691	4240
A. Net income (loss)				(2,445)	4250
B. Additions (Includes non-conforming capital of	$	4262	)	0	4260
C. Deductions (Includes non-conforming capital of		4272	)	0	4270
2. Balance, end of period (From item 1800)			$	256,246	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$		4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)	$		4330

The accompanying notes are an integral
part of these financial statements

CORPORATE INVESTMENTS GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

CASH PROVIDED BY OPERATING ACTIVITIES		
Net Income	$	(2,445)
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase)/decrease in assets		
Depreciation		2,860
Receivable from brokers or dealers-clearance		(7,861)
Receivables from brokers or dealers-other		22,287
Receivable from non-customers		12,340
Other receivables		(6,715)
Increase/(decrease) in liabilities		
Other payables		(7,895)
		12,571
CASH APPLIED TO INVESTING ACTIVITIES		
Purchase of equipment		(2,360)
		(2,360)
CASH APPLIED/PROVIDED TO FINANCING ACTIVITIES		
Member contributions		-
Member distributions		-
		-
NET DECREASE IN CASH		10,211
CASH AT BEGINNING OF PERIOD		120,260
CASH AT END OF PERIOD	$	130,471

The accompanying notes are an integral part of these financial statements

CORPORATE INVESTMENTS GROUP, INC.
(an Illinois corporation)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Corporate Investments Group, Inc. (the Corporation) was incorporated on January 1, 1995 in the state of Illinois. The Corporation is a non-carrying, introducing broker for Penson Financial Services. As such, it introduces new customer accounts but does not carry them on its books. Its purpose and business is to charge a commission for the purchase and sale of securities for the customers it introduces.

The Corporation is a member of the National Association of Securities Dealers.

Basis of Accounting

The Corporation's financial statements are prepared on the accrual basis of accounting, which conforms to U.S. generally accepted accounting principles.

Cash Equivalents

For purposes of the statement of cash flows, the Corporation considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Depreciation

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed under an accelerated method, which conforms to U.S. generally accepted accounting principles. The useful lives of property and equipment for purposes of computing depreciation are as follows:

Machinery and equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	40 years

Depreciation and amortization expense of property and equipment charged to operations was $2,505 for the year ended December 31, 2005.

The cost and accumulated depreciation/amortization of major classes of assets for 2005 is as follows:

Asset Class	Cost	Accumulated Depreciation/Amortization
Equipment	$48,258	$46,221
Furniture and fixtures	8,929	7,825
Leasehold improvements	14,200	2,396
Vehicles	12,049	12,049
TOTAL	$83,436	$ 68,491

Advertising

The Corporation expenses advertising costs as incurred.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Corporation maintains its cash in bank deposits, which, at times, may exceed federally insured limits. The Federal Deposit Insurance Company (FDIC) secures these bank accounts up to $100,000. At December 31, 2005, this excess was $9,110. Management does not believe it is at any significant risk in regards to cash.

Revenue Recognition

The Corporation's primary source of revenue is for commissions earned on securities purchased and sold. Revenue is recognized in the period in which the transactions occur.

Bad Debt Expense

No valuation allowance for receivables has been established, as management believes all receivables are fully collectible.

NOTE 2 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

As an introducing broker, the Corporation holds no customer segregated cash or securities balances. Securities transactions are processed by clearing brokers on a fully disclosed basis. In conjunction with this arrangement, the Corporation may be contingently liable for unsecured debit balances in the customer accounts introduced by the Corporation. These customer activities may expose the Corporation to off balance sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Corporation's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Corporation has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer, and/or other counter party with which it conducts business.

NOTE 3 – INCOME TAXES

The Corporation has elected to be taxed under the provisions of Subchapter S of the Internal Revenue code of 1986; therefore, the income or loss of the Corporation flows directly to the stockholders and any income tax consequences are reportable in the income tax returns of the stockholders. Income of the Corporation is subject to a replacement tax by the state of Illinois at the rate of one and one half percent (1-1/2%).

NOTE 4 – CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at December 31, 2005, were as follows: Common stock, no par value; 100,000 shares authorized, 14,700 shares issued and outstanding.

NOTE 5 – NET CAPITAL REQUIREMENTS

At December 31, 2001, the Corporation's net capital as computed pursuant to the rules of the National Securities Dealers Association was $183,077, which was $83,077 more than the minimum net capital requirement of $100,000.

NOTE 6 – RECEIVABLE FROM SHAREHOLDER

Receivables from non-customers includes a receivable from the shareholders in the amount of $42,291 for funds recently extended on their behalf. This loan is non-interest bearing and the intent is to settle the receivable within the current period.

NOTE 7 – OPERATING LEASES

The Corporation leases one of its locations under an operating lease, which has not yet been renewed and is currently on a month-to-month basis. Total rent paid under this lease during 2005 totaled $13,011.

NOTE 8 – RECEIVABLES FROM NONCUSTOMERS

Receivables from non-customers include a note receivable from a former employee. The balance of this note at December 31, 2005 was $300. This note bears interest at a rate of 5% annually. This loan is expected to be fully repaid during 2006.

Receivables from non-customers also include a receivable from an employee in the amount of $9,362 for an error loss. This loss is being deducted from the employee's paycheck on a scheduled basis.

NOTE 9 – RECEIVABLES FROM BROKERS OR DEALERS

Receivables from brokers or dealers consist of $20,252 for commissions earned, $45,340 for deposits held.

NOTE 10 – OTHER EXPENSES

Other Expenses consist of the following

Advertising and promotion	$ 5,024
Communications and data processing	6,565
Legal and professional fees	9,141
Occupancy	21,257
Corporate	30,220
Other	2,749
Total	$ 74,956

NOTE 11-PENDING LITIGATION

The Company was named in a dispute with a customer that was arbitrated by the N.A.S.D. The opinion of management was that the dispute was without merit and the Company vigorously defended itself against the claim during the years ended December 31, 2004 and 2005. As of December 31, 2005, the N.A.S.D. denied the claims held by the customer and awarded the Company the sum of $20,000.00. The company has not recorded the contingent asset, as it is being held in escrow, pending further litigation.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **CORPORATE INVESTMENTS GROUP, INC.** as of 12/31/05

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	256,246	3480
2.	Deduct ownership equity not allowable for Net Capital					3490
3.	Total ownership equity qualified for Net Capital				256,246	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
	B. Other (deductions) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities			$	256,246	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition (Notes B a	73,613	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts a proprietary capital charges	-	3600			
	D. Other deductions and/or charges		3610		(73,613)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions				182,633	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
	A. Contractual securities commitments		3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities		3733			
	3. Options		3730			
	4. Other securities	0	3734			
	D. Undue Concentration	0	3650			
	E. Other (List) Loss To Convert		3736		-	3740
10.	Net Capital			$	182,633	3750

NON-ALLOWABLE ASSETS - OTHER: LINE 11

Prepaid Expenses	6,715
Total NON-ALLOWABLE ASSETS - OTHER	$ 6,715

Reconciliation between the audited computation of net capital and that per the Company's unaudited FOCUS report, as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **CORPORATE INVESTMENTS GROUP, INC.** as of 12/31/05

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6-2/3% of line 19)	$	895	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	**100,000**	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	82,633	3770
15. Excess net at 1000% (line 10 less 10% of line 19)	$	181,290	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	13,430	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. market value of securities borrowed for which no equivalent value is paid or credited			3810			
C. Other unrecorded amounts(List)			3820	$ (		3830
19. Total aggregate indebtedness				$	13,430	3840
20. Percentage of aggregate indebtedness to net capital (line 19/ line 10)				%	7.35%	3850
21. Percentage of debt to debt-equity total computed i accordance with Rule 15c3-1 (d)				%	0.0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	-	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3880
24. Net captial requirement (greater of line 22 or 23)	$	100,000	3760
25. Excess net capital (line 10 less 24)	$	82,633	3910
26. Net capital in excess of the greater of:			
A. 5% OF COMBINED AGGRETATE DEBIT ITEMS OR $120,000	$	62,633	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 17400) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

CORPORATE INVESTMENTS GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2005

The company did not handle any customer cash or securities during the year ended December 31, 2005, and does not have any customer accounts.

CORPORATE INVESTMENTS GROUP, INC.
COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2005

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2005 and does not have any PAIB accounts.

CORPORATE INVESTMENTS GROUP, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
as of December 31, 2005

The Company did not handle any customer cash or securities during the year ended December 31, 2005 and does not have any customer accounts.

DIMAGGIO, VERAJA & COMPANY, LLC
Certified Public Accountants & Business Consultants
567 James Court, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 942-8269

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors
Corporate Investments Group, Inc.
1131 Argyle Street
Chicago, IL 60640

In planning and performing our audit of the financial statements of Corporate Investments Group, Inc. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer activities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Pacific Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

DiMaggio, Veraja, & Company, LLC

Glendale Heights, Illinois

February 27, 2006